SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34531; File No. 812-15267

Panagram Capital, LLC, et al.

March 14, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under section 17(d) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Panagram Capital, LLC; Panagram Structured Asset Management, LLC; Panagram Senior Loan Fund I, LP; Panagram Senior Loan Fund II, LP; Panagram Senior Loan Fund III, LP; Panagram Senior Loan Fund IV, LP; Panagram Senior Loan Fund V, LP; Panagram Senior Loan Fund VI, LP; Panagram Senior Loan Fund VII, LP; and Panagram Senior Loan Fund VIII, LP.

Filing Dates: The application was filed on September 24, 2021, and amended on October 15, 2021, and January 7, 2022.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant

Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on April 8, 2022, and should be accompanied by proof of service on applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Jamie Kim, Esq. Panagram Structured Asset Management, LLC, 51 Astor Place, 12th Floor, New York, NY 10003 and Philip.Hinkle@dechert.com.

FOR FURTHER INFORMATION CONTACT: Laura L. Solomon, Senior Counsel, or Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' second amended and restated application, dated January 7, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field on the SEC's EDGAR system. The SEC's EDGAR system may be searched at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

　　　　For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier

Assistant Secretary